Mail Stop 6010


      July 13, 2005


Mr. Mark A. Samuels
Chief Executive Officer
Spectrx, Inc.
4955 Avalon Ridge Parkway, Suite 300
Norcross, Georgia  30071

	Re:	Spectrx, Inc.
		Form 10-KSB for the Year Ended December 31, 2004
      File No. 000-22179


Dear Mr. Samuels:

      We have reviewed your response letter dated June 15, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Year Ended December 31, 2004

General

1. Please file your response letters and any attachments on EDGAR as correspondence.

2. Please amend your Form 10-KSB for the year ended December 31,
2004
to include your proposed disclosures from your response letter dated
June 15, 2005 and to address the additional comments issued below.

Item 7.  Financial Statements and Supplementary Data

Financial Statements

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition

3. Please refer to prior comment 4. Please revise your proposed disclosure to describe how you account for the cost associated with these collaborative arrangements. In addition, we note from your response that you defer the license fees for future performance and recognize them when earned. Describe to us at what point you considered these fees are earned and the nature of the future performance that you are required to perform under these licensing contracts.

Note 6.  Stockholders` Equity

4. Please refer to prior comment 5.  We note from your response that
you have disclosed how you estimate fair value related to these instruments under SFAS 107. However, it is not clear to us if you are accounting for these instruments in accordance with the guidance in SFAS 150.  If not, please revise your filing to account for these
instruments in accordance with paragraphs 20-24 of SFAS 150 or tell
us why you believe your current accounting is appropriate.   Cite
the
accounting literature on which you based your conclusions.

5. Please refer to prior comment 6. Explain to us how you concluded you met the requirements of questions 11(a) and 11(b) of FIN 44 for these stock option transactions.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639, Kevin Vaughn, Staff Accountant at (202) 551-3643 or me at
(202)
551-3327 if you have questions regarding these comments.


      							Sincerely,



								Michele Gohlke
								Branch Chief


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Mr. Mark A. Samuels
Spectrx, Inc.
July 13, 2005
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